EXHIBIT 11.2

DUKE REALTY LIMITED PARTNERSHIP

EARNINGS TO DEBT SERVICE CALCULATIONS

(in thousands)

Three Months
Ended March 31, 2005
Net income from continuing operations, less preferred distributions	$24,059
Earnings from sale of land, net of impairment adjustments	(143)
Recurring principal amortization	1,697
Interest expense (excludes amortization of deferred financing fees)	33,682
Earnings before debt service	$59,295
Interest expense (excludes amortization of deferred financing fees)	$33,682
Recurring principal amortization	1,697
Total debt service	$35,379
Ratio of earnings to debt service	1.68